Exhibit 99.1

Announcement Execution of Memorandum of Understanding for Share Acquisition (Subsidiarization)

2-3-1 Daiba, Minato-ku, Tokyo

MEDIROM Healthcare Technologies Inc.

New York/April 2, 2024 - MEDIROM Healthcare Technologies Inc. (“we”, “our” or “us”) hereby announces that we resolved, at a meeting of our Board of Directors held on March 29, 2024, to enter into a Memorandum of Understanding (the “MOU”) for the purpose of acquiring all of the shares of stock of Japan Gene Medicine Corporation (the “Target Company”) and making it our subsidiary, and commencing the processes and negotiations necessary to enter into the definitive agreement for the transaction. The MOU was executed on April 2, 2024. Under the MOU we and the seller agree to negotiate in good faith for the purpose of entering into the definitive agreement for the acquisition by May 31, 2024, described in more detail below under “2. Outline of Transaction Proposed in the MOU”.

1.	Purpose of Share Acquisition

In addition to our relaxation salon business providing health management services with our iconic brand, “Re.Ra.Ku®︎”, our group is committed to the healthtech business, which is represented by our on-demand training application “Lav®︎” that provides specific health guidance, our development and manufacturing of the world’s first smart tracker bracelet that does not require charging, “MOTHER Bracelet®”, and our deployment of our device-based monitoring system, “REMONY”. We are also actively expanding into new areas.

The Target Company is a company engaged in a prenatal diagnosis business providing genetic testing and analysis services. By understanding the condition of the fetus and the presence of any diseases or disorders before birth, it is possible for medical professionals to consider the most appropriate method of delivery and therapeutic education tailored to the condition of the fetus. The target age group for these services is women in their 20s to 40s, which matches the main users of our group brand, “Re.Ra.Ku®︎”. We believe that business synergies will be generated as we aim to improve the value of the customer experience.

This acquisition is in line with our ongoing strategy of obtaining assets which can contribute to expanding our presence in Japan. Through this acquisition, we will further aim to realize our vision of becoming a “healthcare general trading company that can provide comprehensive services from prevention to treatment” and to enhance the corporate value of our group.

2.	Outline of Transaction Proposed in the MOU(1)

Target Company

Name of Company: Japan Gene Medicine Corporation

Head office: 15-9 Ichibancho, Chiyoda-ku, Tokyo

Incorporation date: December 17, 2019

Registered paid-in capital: 5,000,000 yen

Total number of shares issued: 500 shares of common stock

However, the scope of the Target Company is subject to change due to the existence of related party transactions or other factors discovered as a result of due diligence, etc. Also, at our request, any related party transactions will need to be reviewed and reconciled to centralize in the Target Company substantially all economic value generated by the testing business which is the basis, as we recognize, of the price stated below. Detailed terms and conditions will be agreed and provided for in the definitive agreement.

Proposed Price

Total price of 2,400,000,000 yen

However, the price is subject to change after due diligence. The price will be determined by reference to the amount of the Target Company’s adjusted EBITDA in the testing business calculated through due diligence multiplied by five (5), and the detailed terms and conditions will be set forth in the definitive agreement.

Method of Transaction

Making the Target Company our subsidiary by purchase of shares (cash settlement), share exchange (kabushiki koukan) or other methods, or a combination thereof.

Details will be agreed and provided for in the definitive agreement.

Fundraising Method	Cash on hand and loan(s)
Scheduled Execution Date of Definitive Agreement(2)	May 31, 2024
Scheduled Closing Date(2)	June 30, 2024
Due Diligence	We expect to start due diligence upon the execution of the MOU.
Other Conditions

The execution and of the definitive agreement and closing of the transaction by us are conditioned on and subject to the following:

- Receipt of a written instrument (commitment letter) from a financial institution that agrees to provide a loan in an amount and on terms and conditions satisfactory to us.

- The business of the Target Company will continue after the contemplated transaction as it was at the time of execution of the MOU.

- It is ensured that related party transactions of the Target Company have been resolved to our satisfaction.

- During the due diligence process, it has been confirmed that there are no issues discovered such as connections or transactions with anti-social forces that could preclude this transaction.

- It is agreed that matters confirmed during the due diligence process will be reflected in the conditions precedent, representations, warranties, and other appropriate provisions in the definitive agreement to our satisfaction.

- The procedures required under the Foreign Exchange and Foreign Trade Act are completed.

- It is possible for us to meet any applicable disclosure requirements for financial information of the Target Company required under applicable U.S. securities laws, rules, and regulations by the applicable deadlines.

- Other general conditions precedent, representations and warranties, covenants, and indemnification clauses are set forth in the definitive agreement.

(1) This outline sets forth proposed non-binding terms and conditions in the MOU for the acquisition and for entry into the definitive agreement.

(2) This proposed schedule assumes the timely satisfaction of the conditions to entering into the definitive agreement and the conditions to closing.

3.	Schedule

The following is the proposed schedule for the transaction set forth in the MOU. This schedule assumes the timely satisfaction of the conditions to entering into the definitive agreement and the conditions to closing.

(1) Date of execution of the MOU	April 2, 2024
(2) Date of execution of the definitive agreement	May 31, 2024
(3) Date of closing	June 30, 2024

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

•	the Company’s ability to obtain the necessary financing to complete the contemplated acquisition transaction on acceptable terms;
•	the Company’s satisfactory completion of due diligence;
•

the satisfaction of the conditions to entering into the definitive agreement for the acquisition and, if the definitive agreement is entered into, the satisfaction of the conditions in such agreement to close the acquisition;

•	the Company’s ability to realize the anticipated benefits of the transaction;
•	the Company’s ability to successfully integrate the acquired business;
•	the Company’s ability to obtain necessary regulatory approvals;
•	potentially significant transaction costs and unknown liabilities;
•	the Company’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
•	changes in Japanese and global economic conditions and financial markets, including their effects on the Company’s expansion in Japan and certain overseas markets;
•	the Company’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
•	the Company’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;

•	the Company’s ability to raise additional capital on acceptable terms or at all;
•	the Company’s level of indebtedness and potential restrictions on the Company under the Company’s debt instruments;
•	changes in consumer preferences and the Company’s competitive environment;
•	the Company’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
•	the regulatory environment in which the Company operates.

More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 311 (as of February 29, 2024) relaxation salons across Japan, Re.Ra.Ku® being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. In 2023, MEDIROM launched REMONY, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM hopes that its diverse health-related product and service offerings will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

■Contacts

Investor Relations Team

ir@medirom.co.jp